# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADS-TEC Energy PLC, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001538853

## Reporting persons
- Mirabella Financial Services LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 11,067,883; shared voting power 0; sole dispositive power 11,067,883; shared dispositive power 0; aggregate amount beneficially owned 11,067,883 (21.49% of the class)

## Item 1. Issuer
Name of issuer: ADS-TEC Energy PLC
Address of issuer's principal executive offices: 10 Earlsfort Terrace Dublin 2, D02 T380 Ireland

## Item 2. Person Filing
Name of person filing: Mirabella Financial Services LLP
Address of principal business office or, if none, residence: 11 Strand, London, WC2N 5HR
Citizenship: British

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,067,883
Percent of class: 21.49%
Sole power to vote or to direct the vote: 11,067,883
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,067,883
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares are reported on behalf of Svelland Global Trading Master Fund Limited, Compass Offshore HTV PCC Limited and Compass HTV LLC for which Mirabella Financial Services LLP acts as the Investment Manager. Mirabella has discretion to procedure the exercise of voting and dispositive power over the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mirabella Financial Services LLP: Paul Hamill, Paul Hamill / Chief Operating Officer (02/13/2025)